EURASIAN MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2014

GENERAL

This Management's Discussion and Analysis (“MD&A”) for Eurasian Minerals Inc. (the Company, EMX or Eurasian) has been prepared based on information known to management as of May 12, 2014.

This MD&A is intended to help the reader understand the condensed consolidated interim financial statements and should be read in conjunction with the condensed consolidated interim financial statements of the Company for the three months ended March 31, 2014 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking statements that reflect the Company's current expectations and projections about its future results. When used in this MD&A, words such as estimate, intend, expect, anticipate and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, and other risk factors and forward-looking statements listed in the Company's most recently filed Annual Information Form (AIF), actual events may differ materially from current expectations. More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com. The Company's Annual Report on Form 40-F, including the AIF and recent financial reports, is available on SEC's EDGAR website at www.sec.gov and on the Company's website at www.EurasianMinerals.com.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

The MD&A may use the terms Inferred and Indicated resources. Eurasian advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 (NI 43-101), the U.S. Securities and Exchange Commission (SEC) does not recognize these terms. Investors are cautioned that inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

COMPANY OVERVIEW

Eurasian is a Tier 1 company that trades on the TSX Venture Exchange and the NYSE MKT. The Company is principally in the business of exploring for, and generating royalties from, metals and minerals properties, as well as identifying timely royalty opportunities for purchase. The Company's royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and the Asia-Pacific region.

Eurasian operates as a royalty and prospect generator. Under the royalty and prospect generation business model, Eurasian acquires and advances early-stage mineral exploration projects and then forms partnerships with other parties for a retained royalty interest, as well as annual advanced royalty and other cash payments. Through its various partnership agreements, Eurasian also continues to provide technical and commercial assistance to partner companies as the projects advance. By optioning interests in its projects to third parties for a royalty interest, Eurasian a) reduces its exposure to the costs and risks associated with mineral exploration and project development, while b) maintaining the opportunity to participate in discovery and early-stage exploration upside, and c) developing a pipeline for potential production royalty payments and associated brownfields discoveries in the future. This approach helps preserve the Company's treasury, which can be utilized for further project acquisitions and other business initiatives.

Strategic investments are an important complement to the Company's royalty and prospect generation. These investments are made in unrecognized or undervalued exploration companies identified by Eurasian's core group of entrepreneurial geologists. These seasoned professionals develop innovative commercial approaches, rethink geologic models, and uncover new investment opportunities. EMX helps to develop the value of these assets, with exit strategies that can include royalty positions or equity sales.

HIGHLIGHTS FOR THE QUARTER

  For the quarter ended March 31, 2014, the Company had gross revenue of $654,718 and an after tax loss of $2,167,525. Gross exploration expenditures totaled $1,459,499 of which $432,226 was recovered from partners.
  EMX initiated exploration programs and new project acquisitions in Norway and the Bohemian Massif in Central Europe.
  In Turkey, the Company executed a royalty option agreement for the Alankoy gold-copper property. All of EMX's projects in Turkey are now being advanced by partner companies, with the portfolio consisting of four royalty properties, three properties optioned for a retained royalty interest, and one property in joint venture.
  In Australia, the Company completed a restructuring of the Koonenberry property package, and signed an Exploration and Option Agreement with North Queensland Mining Pty Ltd. to earn a 100% interest in EMX's remaining licenses for a retained 3% production royalty. All of Eurasian's Koonenberry interests are now being advanced by partner companies.

OUTLOOK

The Company is continuing on the trend of commercial success that led to partnership agreements for thirteen projects in 2013, and is negotiating new agreements for several additional projects in EMX's portfolio. Even with the challenging market conditions in the junior resource sector, Eurasian has been able to execute its business model adeptly, and is receiving a high level of commercial interest in its projects. Prevailing market conditions have also created new generative opportunities, as competitor activity in many jurisdictions has diminished markedly. Eurasian continues to operate with a contrarian strategy, and is conducting several aggressive grassroots exploration programs around the world, with an emphasis on generating projects in prospective, but politically stable jurisdictions such as Scandinavia, Central Europe and the Americas.

The steadfast commitment of Eurasian to execute commercial agreements and advance its projects through partnerships continues to build its generative royalty portfolio. Coupled with provisions of capital from the Carlin Trend royalties and growth in its strategic investment portfolio, EMX continues to generate value for its shareholders.

ROYALTY OVERVIEW

Eurasian has a portfolio of royalty properties that includes interests on five continents. In the Western United States, the principal asset is the Leeville royalty property located in Nevada's Northern Carlin Trend. The Leeville 1% gross smelter return royalty paid approximately US$594,000 during the first quarter of 2014. These payments were sourced from three of Newmont's underground gold mining operations including Leeville, Carlin East, and Turf. Turf is included in Newmont's recent underground expansion to the north of the Leeville mine. In addition to the Leeville royalty, EMX continues to receive advance royalty payments from various properties in the portfolio.

PROPERTY OVERVIEW

NORTH AMERICA

Eurasian's wholly-owned subsidiary in North America, Bronco Creek Exploration (BCE), has been actively developing its portfolio in Q1, 2014 by: a) generating innovative acquisition opportunities within producing mineral districts, b) advancing currently partnered projects through new work programs, and c) engaging potential new partners for strategic generative partnerships and individual property agreements. The junior market down turn, combined with companies returning to stable geopolitical jurisdictions, has led to increased opportunities for BCE. This tough business environment has led to decreased generative competition, while the renewed interest in North America has increased the list of new potential partners looking to gain a competitive exploration advantage through Eurasian's technical team and operations.

Eurasian's North American portfolio is comprised of 29 properties covering more than 36,000 hectares in Arizona, Nevada, Utah, Wyoming, and Alaska. The portfolio includes porphyry copper-molybdenum, porphyry copper-gold, bulk tonnage gold, and high-grade gold-silver vein targets. Eurasian currently has ten properties partnered through BCE and one partnered directly through EMX. Eight of the partnered properties have ongoing work programs that EMX expects to continue to year's end.

Copper Basin Designated Project

The Copper Basin copper-molybdenum property is located in central Arizona, approximately 50 kilometers north-northwest of Phoenix, and was acquired under the Regional Acquisition Agreement with Vale Exploration USA Inc., a subsidiary of Vale S.A. (Vale) and elected as a Designated Project by Vale in September 2011. Vale can earn an initial 60% interest in the project by spending US$4.5M in exploration expenditures over a four year period. EMX is the operator.

EMX's 2013 exploration and drill results confirmed the presence of a large porphyry copper-molybdenum system with nearly a kilometer of vertical extent within a 1.5 square kilometer area of porphyry style alteration, mineralization, and related geophysical anomalies. The mineralization remains open in all directions. Permitting for a follow-up drill program scheduled to commence in April was completed during the quarter. The focus of this year's drill program is to test for the sources of higher grade mineralization associated with porphyry dikes and hydrothermal and igneous breccia zones partially concealed beneath less altered surface exposures on the west side of the target area.

Copper Springs, Copper King, and Red Top

The Copper Springs, Copper King, and Red Top properties are three porphyry copper-molybdenum projects located within the Globe-Miami and Superior (Pioneer) mining districts, approximately 100 kilometers east of Phoenix, Arizona. EMX's geologic mapping and structural geologic reconstructions identified new, concealed porphyry copper targets at each of the properties. EMX has three separate Option Purchase Agreements with Desert Star Resources Ltd. (Desert Star) (TSX-V: DSR) whereby Desert Star can acquire a 100% interest in each of the projects for cash, shares, and work commitments, after which EMX will retain a 2.5% NSR royalty. Permitting on all three projects commenced in January 2014 for geophysical and drill programs planned for later in 2014. A new geologic mapping and sampling program was initiated at Copper King and Red Top to aid in drill site selection.

Jasper Canyon, Buckhorn Creek, and Frazier Creek

The Jasper Canyon and Buckhorn Creek copper-molybdenum projects are located in the Laramide porphyry copper belt of southern Arizona and the Frazier Creek copper-molybdenum project is located in the Battle Mountain-Eureka trend of north-central Nevada. Recognition of post-mineral structural relationships, and application of alteration and geochemical zoning patterns in that context, has identified untested porphyry copper targets at each of the three projects.

Savant Explorations Ltd. (Savant) (TSX-V: SVT) has three separate agreements to earn an initial 60% interest in a given project for cash, shares, and work commitments. After the initial earn-in, Savant may either: 1) earn an additional 40% interest for additional work expenditures, cash and advanced royalty payments, and granting EMX a 2.5% NSR royalty or 2) elect to form a joint venture company. If a joint venture is formed, EMX may elect not to participate and exchange its 40% interest for a 2.5% NSR royalty and escalating annual advanced royalty. Savant may purchase up to 0.5% of the royalty for US$2M.

Permitting was completed on both of the Arizona properties during the reporting period in anticipation of conducting geophysical surveys in the second quarter, and depending on results, follow-up reconnaissance drill testing.

Superior West

The Superior West project is located west of the historic mining town of Superior, Arizona, and adjacent to the Resolution Copper property. The project covers several porphyry copper targets, as well as the western extension of the historic Magma Vein. In February 2014, EMX received notification that Freeport-McMoRan Copper & Gold Inc. (Freeport) was terminating its interest in the project due to budget cut backs on all greenfields projects. Eurasian increased the size of the property position through additional staking during the reporting period. The Company is in discussions with several potential partners interested in the property.

Other Work Conducted in the Western U.S.

Through Eurasian's generative work, EMX acquired a new porphyry copper-molybdenum target through staking during the reporting period. The new project is located in the Globe-Miami district of Arizona and underscores the types of opportunities BCE has generated in a mature and prolific exploration terrain. EMX and GeoNovus Minerals Corp. (TSX-V: GNM) continued review of previous exploration results and negotiated a restructuring of the Silver Bell West and Red Hills property agreements. On other fronts, EMX continued evaluation of other property and royalty acquisition opportunities and advanced discussions with a number of potential partners for available North American properties, as well as for regional exploration alliances.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed and approved the above technical disclosure on North America.

TURKEY

In early January 2014 EMX signed a royalty agreement with Ferrite Resources Ltd. (Ferrite), a privately-held Australian company, for the Alankoy project in western Turkey, which signifies that all EMX projects in Turkey are now being advanced by partner companies. Further, the political climate in Turkey appears to have improved, and permitting timeframes have decreased in recent months. Drill programs commenced on the Akarca and Balya projects in April, with both programs fully funded by our partner companies. As well, EMX expects work programs to be executed by partners on the other projects in the Turkish portfolio in 2014.

Akarca

The Akarca project is a 2006 EMX grassroots exploration discovery located in Turkey's Western Anatolia region, and is covered by two exploitation licenses. The property contains multiple prospects of epithermal gold-silver mineralization within a district-scale area. Gold and silver mineralization occurs as structurally focused vein-style and disseminated-style mineralization in silicified zones. The mineralized zones are consistently oxidized to depths of 80 to 100 meters. EMX filed an updated NI 43-101 Technical Report for Akarca on SEDAR in January 2012.

The Akarca project is covered by an Option Agreement with Çolakoglu Ticari Yatirim A.S. (Çolakoglu), a privately owned Turkish company, for a combination of cash payments, gold bullion, work commitments, and a 3.5% NSR royalty interest as announced in June 2013. In January 2014, Çolakoglu advised Eurasian that it had drilled 67 holes totaling approximately 6,800 meters. Over 80% of the holes intersected significant mineralization (> 0.2 g/t gold over 7 meters), and included oxide drill intercepts at the Kucukhugla Tepe prospect of 62.7 meters (4.6 -67.3 m) averaging 2.11 g/t gold and 25.78 g/t silver (true width 65-70% of reported interval). A key result of Çolakoglu's aggressive 2013 drill program was the systematic delineation and further expansion of the Arap, Kucukhugla, Fula, and Hugla Tepe prospects, all of which remain open along strike.

Çolakoglu also advised EMX that their continued work at Akarca includes metallurgical test work, drill core and RC chip logging, geologic mapping and sampling, and various studies required to keep the two exploitation licenses in good standing.

These studies include water quality and engineering studies conducted by SRK Consulting and local Turkish consulting companies.

Çolakoglu initiated core drilling at the Fula Tepe prospect in April. To date, 155 core and reverse circulation drill holes totaling over 18,300 meters, 3,200 rock and 3,300 soil geochemical samples, 74 line-kilometers of IP-resistivity surveys, more than 4.1 line kilometers of trench sampling, and a property-wide gravity survey have been completed. EMX's grassroots discovery and subsequent exploration successes at Akarca have led to in-the-ground investments of over US$7 million by partner companies.

Refer to EMX news releases dated June 20, 2013, August 22, 2013, and January 27, 2014 for more information on the Akarca exploration results and a description of the Quality Assurance and Quality Control measures used by Eurasian for the project.

Alankoy

The Alankoy gold-copper property is located in the Biga Peninsula of northwestern Turkey, in an area noted for a number of recent discoveries. EMX's work has outlined a six square kilometer area of lithocaps and quartz–alunite and argillic alteration with gold-copper mineralization based upon geologic mapping, rock and soil sampling, spectral analyses, ground magnetics, and historic reconnaissance drill results.

An Exploration and Option Agreement (the Alankoy Agreement) with Ferrite was announced in January 2014. The Alankoy Agreement granted Ferrite the option to acquire EMX subsidiaries that hold the Alankoy project, for cash payments, work commitments, and Advanced Annual Royalties (AARs), with EMX retaining a 3% production royalty (see EMX new release dated January 7, 2014).

EMX and Ferrite are planning a summer work program which will include small scale kaolinite production as mandated by the terms of the exploitation permit for the project. This work is expected to be completed in July and August.

Balya

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey, and is covered by one exploitation license. EMX holds an uncapped, 4% NSR royalty that it retained when it sold the property to private Turkish mining company Dedeman Madencilik San ve Tic. A.S. (Dedeman) in 2006.

Dedeman commenced a drill campaign in April aimed at extending the known zones of mineralization and stepping out to new areas not previously drilled on the property. Dedeman is also exploring commercial options for developing the property.

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed and approved the above technical disclosure on Turkey.

AUSTRALIA AND ASIA-PACIFIC

In February 2014 EMX completed the conversion of the Koonenberry gold project in New South Wales, Australia to a royalty project covering over 1,400 square kilometers. The entire portfolio of exploration licenses is now being advanced by partner companies, with EMX retaining the highest royalty interests (3% NSR) over the most prospective parts of the recently discovered gold belt. EMX is also advancing discussions with prospective partners for The Sisters copper-iron-gold +/- cobalt project near Broken Hill, Australia, which EMX interprets to represent an iron-rich, distal manifestation of Broken Hill-style mineralization, or possibly an Iron-Oxide-Copper-Gold (IOCG) type system. The Company also recently completed a reconnaissance drill program at its Neavesville gold-silver property in New Zealand during March, and is engaged in discussions with multiple potential partners for the project.

Koonenberry

The Koonenberry project is positioned along the northwest trending, regional-scale Koonenberry fault in southeastern Australia. Although there are no records of previous hardrock mining in the Koonenberry area, much of the gold recovered through surface prospecting occurs as coarse specimens with attached reef quartz, suggesting a nearby primary source. In 2013, the licenses covered by joint venture agreements were renegotiated, leaving EMX with 100% control of the most prospective areas, and royalty agreements covering less prospective areas.

During the reporting period, EMX announced the signing of an Exploration and Option Agreement (the Agreement) with North Queensland Mining Pty Ltd. (NQM), a privately-held Australian company, to earn a 100% interest in the subsidiary that holds the EMX licenses, with EMX retaining a 3% production royalty (see EMX news release dated February 19, 2014). As a result of the Agreement with NQM, all of EMX's interests in Koonenberry are now being advanced by partner companies, with EMX retaining various royalty interests that cover the entire project area totaling over 1,400 square kilometers. The majority of the prospective ground covered by this extensive royalty position remains unexplored.

NQM has the option for three years after the Agreement date to acquire the EMX subsidiary (EMX Exploration Pty Ltd.) that holds the Company's exploration licenses in the project area. On or before the second anniversary of the Agreement date, NQM can reduce the 3% production royalty to be retained by EMX to 2.5%, by agreeing to pay annual advance royalties in the following amounts:

  75 troy ounces of gold (or cash equivalent) delivered on the first anniversary of NQM's election to reduce the amount of the production royalty,
  100 troy ounces of gold (or cash equivalent) on the earlier of the third anniversary of the Agreement date or the closing of the exercise of the election, and
  100 troy ounces of gold (or cash equivalent) on all subsequent anniversaries of the Agreement date until commencement of commercial production.

NQM bears the responsibility of satisfying all existing work commitments and honoring all underlying property agreements during the term of the Agreement.

Initially, NQM anticipates commencing small-scale gold production from alluvial and eluvial materials, while continuing to explore for the bedrock sources of gold mineralization. The Company views NQM's proposed production scenario as a way to quickly capitalize on the demonstrated alluvial/eluvial gold potential that could provide revenue streams to support further exploration and project development.

Neavesville

The Neavesville project consists of two exploration permits totaling over 30 square kilometers in the Hauraki goldfield of New Zealand's North Island. EMX acquired these permits, which cover a historic JORC gold-silver resource, on open ground with minimal cost. The property hosts a variety of mineralization styles that include replacement bodies in black shales and breccias, as well as higher-grade, structurally controlled quartz veins. In addition to two main centers of epithermal gold-silver mineralization, there are untested gold-silver targets identified by EMX's reconnaissance exploration.

In late March, EMX conducted a reconnaissance drill program to confirm the presence of quartz veins in strongly resistive anomalies identified by CSAMT geophysical profiles. Although vein materials are not exposed at the surface in those areas, the CSAMT data indicated that veins are present in the subsurface at shallow depths. Drilling was conducted using reverse circulation methods, and confirmed the presence of vein materials where strong CSAMT anomalies were recorded. Recovery was poor, however, and the samples collected from the drilling are not considered to be adequate or representative for gold analyses, but instead served to provide key geologic information and clear evidence that veins are present where predicted by the CSAMT surveys. Similar geophysical methods were also used in New Zealand's Waihi district to identify unexposed veins and exploration targets. Having confirmed the presence of vein materials in this program, EMX now intends to use geophysical surveys across the project area to identify additional exploration targets.

Qualified Person

Chris Spurway, MAIG, MAusIMM, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed and approved the above technical disclosure on Australia and the Asia-Pacific.

EUROPE

Eurasian has been very active in Europe in Q1, 2014, with work focused on acquiring new projects and marketing the Swedish property portfolio. Market conditions have led to a marked decrease in competition in the region, and key land positions have been opening for acquisition. EMX recently launched exploration initiatives in Norway, and has begun acquiring gold, copper-gold and copper-silver exploration projects there. Likewise, EMX has been conducting an extensive reconnaissance exploration program in the Bohemian Massif, targeting Hercynian-age intrusion related gold and base-metal systems, and has begun acquiring mineral rights and exploration permits.

Earlier this year, Sweden received the top ranking in the Fraser Institute's Policy Potential Index (www.fraserinstitute.org) based upon its favorable fiscal and political regimes for mining and exploration. This has spurred a great deal of interest in exploration projects in Sweden, and EMX is currently engaging in discussions with a number of potential partners regarding available properties. Given the current level of interest in Scandinavian exploration projects and the top rankings in the recent Fraser Institute Index, EMX continues to emphasize Scandinavia as a highly favorable jurisdiction for exploration and target generation.

In February, EMX announced the purchase of a key royalty interest in the Cukaru Peki discovery in Serbia, which further adds to EMX's royalty interests in the Timok Magmatic Complex. EMX also has royalty interests on the Brestovac West, Deli Jovan, Plavkovo and Stara Planina projects that it generated in the early 2000's and later sold to Reservoir Minerals. Collectively, this group of royalty interests covers a large portion of one of the most prospective metallogenic complexes in Europe, and is an emerging flagship asset in EMX's royalty portfolio.

Sweden

Eurasian's Swedish subsidiary has a portfolio of 24 exploration permits covering over 820 square kilometers. This portfolio includes porphyry copper and Iron-Oxide-Copper-Gold (IOCG) properties, in addition to known areas of copper, gold, and platinum group element-enriched (PGE) styles of mineralization. EMX also holds a royalty interest in the Viscaria iron-copper property being advanced by Avalon Minerals Ltd. (ASX: AVI).

EMX entered into a two year Strategic Regional Alliance and Earn-In Agreement focused on copper exploration with Antofagasta Minerals S.A. (Antofagasta) in 2011. During the term of the Strategic Alliance, the Kiruna South and Iekelvare Designated Projects were generated by EMX, and funded by Antofagasta through 2013. In March, 2014 EMX and Antofagasta terminated the Strategic Regional Alliance, and Antofagasta notified EMX that it will not fund additional work on the Designated Projects. EMX now has 100% control of the Sweden exploration portfolio. EMX is currently seeking partners to advance the projects that were explored as part of the Antofagasta agreements, as well as a larger number of gold, copper, PGE and base metal projects developed independently of the Antofagasta funded programs.

Serbia

EMX announced in February 2014 the purchase of a 0.5% NSR royalty from Euromax Resources Ltd. (TSX-V: EOX) (Euromax) for $200,000 covering Reservoir Minerals Inc.'s (TSX-V: RMC; Reservoir or RMC) share of minerals and metals mined from the Brestovac and Jasikovo East properties in Serbia. These two properties are included in RMC's Timok Project joint venture with Freeport. The 0.5% NSR royalty is proportionately reduced to RMC's interest in the properties as Freeport earns-in by making exploration expenditures under the circumstances provided in the NSR agreement. Freeport has thus far earned a 55% interest in the Timok Project joint venture. In January 2014, RMC announced an initial NI 43-101 resource estimate for the Brestovac property's Cukaru Peki discovery.

The royalty acquisition from Euromax complemented the Company's previously established royalty portfolio in Serbia, which includes the Brestovac West property located adjacent to Brestovac. These properties were sold to a predecessor in title to Reservoir in 2006 for cash, NSR royalties (2% on gold and silver, and 1% on all other metals), work commitments, and other considerations. EMX's consolidation of the Brestovac, Brestovac West, and Jasikovo East royalty properties strategically positions the Company to participate in ongoing discoveries in the Timok Magmatic Complex, one of the richest copper-gold mineral belts in Europe.

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed and approved the above technical disclosure on Europe.

HAITI

Eurasian and joint venture partner Newmont Ventures Limited (Newmont), a wholly owned subsidiary of Newmont Mining Corporation (collectively, the JV), have a land position along a 130 kilometer trend of Haiti's Massif du Nord mineral belt. Newmont is funding and managing six joint venture Designated Projects across northern Haiti that contain multiple gold, copper, copper-gold and copper-gold-silver occurrences and prospects. EMX's work on the 100% controlled Grand Bois gold-copper project is outside of the JV with Newmont.

In March 2013, the Haitian Government suspended its Mining Convention process while Parliament began working on a new mining law with the help of the World Bank. The Government's goal is to reform the mining law to be more consistent with current international standards. Consequently, the Government deferred further consideration of the JV's request for the Research Permits that would cover the six Designated Projects, and EMX's request for an extension of the Grand Bois Research Permit, while revisions to the mining law are pending.

As a result of the suspension of the Mining Convention, Newmont placed the JV's Designated Projects on care and maintenance status, but continues with its community relations programs. EMX considers the deferral of its request for an extension of the Grand Bois Research Permit to be a force majeure event and has also placed its Grand Bois project on care and maintenance status.

In early March 2014, meetings were attended by representatives of Newmont, EMX, the World Bank, and Haiti's Bureau of Mines and Energy. These informal discussions provided an updated estimate of early 2016 for completion of the mining code revisions. As of early May, the government was planning to release a draft of the new mining law for review by industry stakeholders.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed and approved the above technical disclosure on Haiti.

STRATEGIC INVESTMENTS

EMX is a strategic investor in IG Copper LLC (IGC), a privately held company that is in a joint venture with Freeport on the Malmyzh copper-gold porphyry project in Far East Russia. IGC has a 51% ownership interest in the Malmyzh joint venture, with Freeport retaining a 49% interest. IGC is operating and managing the project. EMX is IGC's largest shareholder with 40.96% of the issued and outstanding shares (38.16% equity position on a fully-diluted basis). Malmyzh is a grassroots, district-scale exploration discovery that is being advanced towards resource delineation. During the quarter, IGC completed their winter core drilling program, and initiated resource, engineering, metallurgical, and environmental studies to advance the project according to reporting requirements of the Russian Federation.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed and approved the above technical disclosure on IGC.

RESULTS OF OPERATIONS

Three months ended March 31, 2014 compared to three months ended March 31, 2013

The net loss for the three months ended March 31, 2014 (Q1-14) was $2,167,525 compared to $3,233,062 for the prior year's comparative quarter (Q1-13). The loss for the Q1-14 was made up of $1,027,273 (Q1-13 - $1,089,839) in net exploration expenditures, $1,194,026 (Q1-13 - $1,565,398) in general and administrative expenses, and other losses totaling $180,751 (Q1-13 - $959,903) offset by $234,525 (Q1-13 - $382,078) in net royalty income. Some items to note are:

Revenues

In the current period royalty income was earned for 467 (Q1-2013 562) ounces of gold totaling $654,718 (Q1-2013 - $937,972) offset by gold tax and depletion of $420,193 (Q1-2013 - $555,894) for net royalty income of $234,525 (Q1-2013 - $382,078). The decrease in royalty income was mainly due to a decrease in ounces produced and a lower gold price per ounce in the current quarter. In Q1-2014 the average gold price was US$1,280 per ounce compared to US$1,640 for Q1-2013.

Exploration Expenditures

Exploration expenditures (gross) decreased by $1,304,661 in Q1-2014 compared to Q1-2013 and recoveries decreased by $1,242,095 for a net decrease in exploration expenditures of $62,566 in Q1-2014. Some of the differences between Q1-2014 and Q1-2013 are as follows:

•

In Sweden, expenditures in Q1-2014 were $272,367 compared to a recovery of $71,355 in Q1-2013. During the current quarter, the Company solely funded the Swedish activities as Antofagasta was previously funding the programs.

•

In the USA, gross expenditures decreased from $1,223,670 to $475,660 and recoveries decreased from $892,987 to $222,791. In Q1-2013 the Company and partner GeoNovus undertook active programs at Silver Bell West and Red Hills while there was no active program in Q1-2014.

•

In the Asia Pacific region, Koonenbury expenses decreased from $91,159 to $24,210 as the Company signed an option agreement with North Queensland Mining. Expenditures at Neavesville in New Zealand increased from $30,068 to $109,426 as a reconnaissance drill program commenced.

General and Administrative and Other

General and administrative expenses decreasked by $371,372 in the current quarter to $1,194,026. Professional fees decreased by $134,738, mainly due to decreased external legal fees incurred. In Q1-2013 the company incurred legal costs that were associated with the Bullion Monarch acquisition. Salaries and consultants decreased by $122,732 ($568,474 in Q1-2014 compared to $691,206 in Q1-2013) due to a reduction in overall administration and corporate costs. Market conditions improved for the Company's held-for-trading investments to show an increase in fair value of its FVTPL investments of $160,451 in Q1-2014 compared to a decrease of $541,001 in Q1-2013.

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital position at March 31, 2014 was $12,866,868 (December 31, 2013 - $14,217,999) and is sufficient to fund its exploration programs and administrative expenditures through and beyond the next twelve months. The Company obtains its cash requirements through the issuance of shares, funding from joint venture partners, royalty income, attracting additional joint venture partners and the sale of available investments and marketable securities all of which are used to finance further property acquisitions, explore and develop its mineral properties, and obtain strategic investments.

Operating Activities

Cash used in operations was $1,363,244 for the three months ended March 31, 2014 (Q1-2013 - $1,465,495) and represents expenditures primarily on mineral property exploration and secondarily on general and administrative expense for both periods, offset by royalty income received in the period. The decrease in cash used in operations is mainly due to the Company's efforts to reduce overall G&A and net exploration expenditures.

Financing Activities

The Company received $Nil (Q1-2013 - $56,600) from the exercise of stock options.

Investing Activities

During the three months ended March 31, 2014, Eurasian received $29,146 (Q1-2013 - $53,795) as interest on its cash and cash equivalents. The Company expended $150,000 (Q1-2013 - $Nil) on the purchase of strategic investment marketable securities and received $252,908 (Q1-2013 spent $70,071) on the sale of marketable securities. The Company spent $101,147 on reclamation bonds in the quarter (Q1-2013 $233,018)

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

QUARTERLY INFORMATION

Fiscal quarter ended	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013

Royalty income	$654,718	$985,498	$601,860	$577,558
Exploration expenditures	1,459,499	1,624,670	2,298,244	2,929,328
Exploration recoveries	(432,226)	(545,899)	(1,446,828)	(2,109,651)
Share-based payments	51,752	54,539	150,993	168,403
Net loss for the period	(2,167,525)	(2,140,328)	(6,635,561)	(1,973,663)
Basic and diluted net loss per share	(0.03)	(0.02)	(0.09)	(0.04)

Fiscal quarter ended	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012

Royalty income	$937,972	$1,198,727	$552,248	$-
Exploration expenditures	2,764,160	3,652,142	3,541,622	4,180,475
Exploration recoveries	(1,674,321)	(847,539)	(881,560)	(2,351,981)
Share-based payments	153,560	1,045,146	964,063	197,023
Net loss for the period	(3,233,060)	(6,267,944)	(6,550,000)	(4,030,597)
Basic and diluted net loss per share	(0.04)	(0.07)	(0.12)	(0.08)

Factors that cause fluctuations in the Company's quarterly results include the timing of stock option and bonus share grants, foreign exchange gains and losses related to the Company's holding of United States dollar denominated working capital items, gains or losses on investments held in its portfolio, along with fluctuating levels of operations activities on its exploration projects and due diligence undertaken on new prospects. The most current six quarters have seen royalty income from its Leeville royalty which was acquired in August 2012. The quarter ended September 30, 2013 saw an impairment charge of $4,765,511 which significantly increased the loss in that quarter.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

		Share-based
For the three months ended March 31, 2014	Salary or Fees	Payments	Total
President and CEO	$110,533	$13,105	$123,638
COO and Director	55,267	5,048	60,315
CFO	-	3,029	3,029
Corporate Secretary	-	1,212	1,212
Chief Legal Officer	52,959	12,256	65,215
Directors	46,684	2,457	49,141
Seabord Services Corp. (1)	104,700	-	104,700
Total	$370,143	$37,107	$407,250

		Share-based
For the three months ended March 31, 2013	Salary or Fees	Payments	Total
Management	$100,938	$53,000	$153,938
COO and Director	75,704	20,144	95,848
CFO	-	12,157	12,157
Corporate Secretary	-	4,103	4,103
Chief Legal Officer	-	27,719	27,719
Directors	30,000	10,922	40,922
Seabord Services Corp. (1)	114,000	-	114,000
Total	$320,642	$128,045	$448,687

(*)Seabord Services Corp. (Seabord) is a management services company controlled by the Chairman of the Board. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting staff, administration staff and office space to Eurasian. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by Eurasian.

Included in accounts payable and accrued liabilities is $54,082 (December 31, 2013 - $39,183) owed to key management personnel and other related parties.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at March 31, 2014, the Company had working capital of $12,866,868 (December 31, 2013 - $14,217,999). Management has assessed that this working capital is sufficient for the Company to continue as a going concern beyond one year. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

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Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•

Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

•	Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments' fair value.

As at March 31, 2014, there were no changes in the levels in comparison to December 31, 2013. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level1	Level2	Level3	Total
Cashandcashequivalents	$11,417,684	$-	$-	$11,417,684
Restrictedcash	429,100	-	-	429,100
Fairvaluethroughprofitorloss
securities	1,160,667	-	-	1,160,667
Availableforsaleinvestments	325,000	-	-	325,000
Total	$13,332,451	$-	$-	$13,332,451

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments. The Company assessed that there were no indicators of impairment for these financial instruments.

The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company's exposure with respect to its receivables is primarily related to royalty streams.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company's operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments.

Based on the March 31, 2014 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders' equity by approximately $50,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company's expenditures will not exceed available resources.

Commodity Risk

The Company's royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company's royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity's functional currency. The Company operates in Canada, Haiti, Turkey, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars (USD) and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company's cash and cash equivalents, receivables and other short term assets, and accounts payable and accrued liabilities to foreign exchange risk as at March 31, 2014 is as follows:

Accounts	USD amount
Cash and cash equivalents	$2,103,740
Receivables	1,236,871
Accounts payable and accrued liabilities	(330,241)
Total	$3,010,370

The balances noted above reflect the USD balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial and cash balances will be spent prior to significant foreign exchange fluctuations.

Based on the above net exposure as at March 31, 2014, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately US$30,000 in the Company's pre-tax profit or loss.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

a)	Royalty Interest and Related Depletion

In accordance with the Company's accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b)	Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit to which it relates.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property, plant and equipment and royalty properties.

c)	Exploration and Evaluation Assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount

d)	Taxation

The Company's accounting policy for taxation requires management's judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected tax losses applicable to the royalty stream are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management's estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the balance sheet and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

e)	Equity Investment

The Company records its interest in associated companies as equity investments. The Company has a minority position on the Boards of its associated companies, and does not control operational decisions. The Company's judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

RISKS AND UNCERTAINTIES

Mineral Property Exploration Risk

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company's properties has a known commercial ore deposit. The main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in certain of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company's title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Revenue and Royalty Risks

Eurasian cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from its Leeville royalty property in Nevada to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that Newmont will cease to operate in the Company's area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by Eurasian.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company's projects may be dependent upon the Company's ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on Eurasian's ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which Eurasian operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company's operations in those countries. The Company does not carry political risk insurance.

Competition

The Company competes with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company's surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company's surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company's operations.

Currency Risk

The Company's equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or United States dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the United States dollar or local currencies could have an adverse impact on the amount of exploration conducted.

Joint Venture Funding Risk

Eurasian's strategy is to seek partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company's property interests may be delayed depending on whether Eurasian can find another partner or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company's property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company's results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian's operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of Eurasian's properties. Consequently, the economic viability of any of the Company's exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of Eurasian, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. Eurasian has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on Eurasian, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring Eurasian's operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Eurasian may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on Eurasian and its business and could result in Eurasian not meeting its business objectives.

Key Personnel Risk

Eurasian's success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants, The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. Eurasian's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company's directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, Eurasian is currently a passive foreign investment company (PFIC) for the year ending December 31, 2013 and expects to be a PFIC in future tax years. If Eurasian is a PFIC for any year during a U.S. shareholder's holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called excess distribution received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective qualified electing fund election (QEF Election) or a mark-to-market election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of Eurasian's net capital gain and ordinary earnings for any year in which Eurasian is a PFIC, whether or not Eurasian distributes any amounts to its shareholders. For each tax year that Eurasian qualifies as a PFIC, Eurasian intends to: (a) make available to U.S. shareholders, upon their written request, a PFIC Annual Information Statement as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to Eurasian. Eurasian may elect to provide such information on its website www.EurasianMinerals.com.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the NYSE MKT and the TSX Venture Exchange. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. For example, on July 21, 2010, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, which resulted in the SEC adopting rules that will require the Company to disclose on an annual basis, beginning in 2014, certain payments made by the Company, its subsidiaries or entities controlled by it, to the U.S. government and foreign governments, including sub-national governments. The Company's efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

The Company requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of March 31, 2014 and believes its disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company's management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Management evaluated the Company's internal control over financial reporting at March 31, 2014 and concludes that it is effective and that no material weaknesses were identified.

EVENTS AFTER THE REPORTING DATE

Pursuant to the Company's Stock Option Plan, an aggregate of 1,531,000 incentive stock options, exercisable at a price of $1.20 per share for a period of five years, were granted to officers, directors, employees and consultants of the Company.

The Company also intends to issue an aggregate of 300,000 common shares in lieu of cash remuneration to two non-executive employees and a consultant, subject to TSX Venture Exchange and NYSE MKT approval. An aggregate of 300,000 will be issued over a period of two years, with the initial tranche of 100,000 shares being issued upon final receipt of TSX Venture Exchange and NYSE MKT approval, and a further 100,000 on each of the first and second anniversaries. All such shares will be subject to restrictions on transfer for a period of four months from issuance.

OUTSTANDING SHARE DATA

At May 12, 2014, the Company had 73,053,209 common shares issued and outstanding. There were also 5,513,700 stock options outstanding with expiry dates ranging from May 22, 2014 to April 25, 2019, and 9,175,533 warrants outstanding with expiry dates ranging from March 12, 2015 to November 12, 2015.